Direct Dial: (212) 403-1333

Direct Fax: (212) 403-2333

Email: TSNorwitz@wlrk.com

September 15, 2014

VIA HAND DELIVERY AND EDGAR

Mr. David L. Orlic

Special Counsel

Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Elizabeth Arden, Inc. Schedule TO filed by Rhône Capital IV et. al. Filed August 27, 2014 File No. 005-17826

Dear Mr. Orlic:

On behalf of our clients, Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P. (the “Purchasers”), Nightingale GP LLC and Rhône Capital IV L.P. (together with Nightingale GP LLC and the Purchasers, the “Filing Persons”), we are providing the Filing Persons’ responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 5, 2014, with respect to the tender offer statement on Schedule TO (File No. 005-17826) (the “Schedule TO”).

This letter is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter.

Mr. David L. Orlic

U.S. Securities and Exchange Commission

September 15, 2014

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. We have attached as Exhibit A hereto our proposed Amendment No. 2 (“Amendment No. 2”) to the Schedule TO. Terms not otherwise defined in this letter shall have the meanings set forth in the offer to purchase filed as Exhibit (a)(1)(A) (the “Offer to Purchase”) to the Schedule TO.

Certain Information Concerning the Company, page 18

1.	Please revise to eliminate the disclaimer of responsibility appearing in the final paragraph of this section.

Response: Although the Filing Persons respectfully submit that it is customary of a bidder to disclaim responsibility for information in the filings of a target company (over which it has no control), in response to the Staff’s comment, the disclaimer of responsibility in the section of the Offer to Purchase titled “Certain Information Concerning the Company” has been deleted. See paragraph 7 of the amendments to the Offer to Purchase in Amendment No. 2.

Source and Amount of Funds, page 20

2.	Please provide financial statements of the bidders. Alternatively, please provide a materiality analysis regarding the provision of financial statements that is not limited to the bidders’ ability to pay the offer price. Refer to footnote 195 of SEC Release No. 34-42055 (October 22, 1999).

Response:  Item 10 of Schedule TO requires the disclosure of financial information regarding the offeror, as specified in Item 1010(a)-(b) of Regulation M-A, only where such information is material. Instruction 1 of Item 10 states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Regulation M-A adopting release (Release No. 33-7760, 34-42055; October 22, 1999) (the “Release”) states that there are several factors that should be considered in determining whether financial statements are material, including the ability of the bidder to pay for securities sought in the tender offer and/or to repay any loans in connection with the tender offer and whether the offer is subject to a financing condition. As noted in the Release, the Commission “believe[s] security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer’s success and make an informed investment decision.”

The Filing Persons believe that financial information of the Filing Persons is not material to holders of Shares in determining whether to tender their Shares because the information material to such holders would be whether the Purchasers have the financial resources to pay for the tendered securities. The Purchasers have disclosed in the section of the Offer to Purchase titled “Source and Amount of Funds” that they do have the necessary financial resources in the form of ability to call capital from partners, that there are no financial contingencies to the Offer, and that the Offer consideration consists solely of cash.

You have also directed our attention to footnote 195 of the Release. Footnote 195 states, in relevant part, that the financial information of a bidder can be material “when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target…[S]ecurity holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder.” The Filing Persons acknowledge that financial information of a bidder that becomes a dominant or controlling shareholder could be material if the bidder’s financial situation informs its actions with respect to the company and other shareholders are subject to such actions. However, the Filing Persons believe such concerns are not applicable to the acquisition of a minority stake in the Company pursuant to the Offer. Even if the Offer is fully subscribed the Filing Persons will not be “dominant” or “controlling” shareholders – the transaction negotiated between the Filing Persons and the Company is specifically designed to prevent that – and the Filing Persons respectfully submit that their financial information is therefore not material to the decision of a holder of Shares to tender Shares in the Offer.

Mr. David L. Orlic

U.S. Securities and Exchange Commission

September 15, 2014

If the Offer is fully subscribed, the Purchasers would own approximately 27.6% of Shares of the Company (including Shares underlying Warrants held by the Purchasers). The Purchasers are currently entitled, pursuant to the terms of the Series A Serial Preferred Stock and the Shareholders Agreement, to designate or nominate one director of the Company. For so long as the Purchasers own at least 20% of the Shares of the Company, they are entitled to designate or nominate an additional director, for a maximum of two directors, which is less than one-third the Board. The Purchasers would be unable to control the management or affairs of the Company by virtue of this minority Board position. Thus, the ability of the Purchasers to designate or nominate a single additional director as a result of the Offer will not affect control of the management or affairs of the Company, which will continue to be vested in the Company’s current directors. In addition, as described below and in the section of the Offer to Purchase titled “Material Agreements,” the standstill to which the Purchasers are subject is designed to ensure the Purchasers will not become controlling shareholders of the Company.

The Purchasers have agreed not to acquire more than 30% of the shares of capital stock of the Company entitled to vote generally in the election of directors and, among other things, have agreed to refrain from: (i) proposing any merger, recapitalization, restructuring, change of control or other extraordinary transaction, (ii) soliciting any proxies to vote any voting securities of the Company, (iii) joining or forming a “group” within the meaning of Section 13(d)(3) of the Act, (iv) seeking the removal of any directors from the Board or a change in the size or composition of the Board, except as permitted by the Shareholders Agreement or under the terms of the Series A Serial Preferred Stock, (v) except as otherwise permitted under the standstill, entering into any negotiations or agreements regarding the possible purchase or sale of any securities or assets of the Company, (vi) calling or seeking to call a special meeting of shareholders of the Company and (vii) depositing any Series A Serial Preferred Stock, Warrants or Shares in a voting trust or granting any proxy with respect thereto. Furthermore, the until the later of August 19, 2017, and the date on which there are no members of the Board designated by the Purchasers, in connection with any proposal submitted for Company shareholder approval, the Purchasers have agreed to vote all shares beneficially owned by the Purchasers and entitled to vote (x) in favor of any nominee or director designated by the Board or any nominating committee thereof and (y) against the removal of any director designated by the Board or any nominating committee thereof.

The cap on the Purchasers’ ownership of capital stock of the Company and the other provisions of the standstill described in the preceding paragraph are intended to ensure that the Purchasers will remain minority, non-controlling shareholders of the Company for at least the next three years.

In light of the Staff’s comment and reference to footnote 195 of the Release, and the absence of express interpretive guidance on the applicability of that footnote, we thought it would be instructive to see how this footnote has been interpreted in the past. Accordingly, we reviewed 18 partial tender offers (in each case, for up to 70% of the target, including previous holdings) made in the last ten years by offerors that were not reporting companies under Sections 13(a) or 15(d) of the Act. In the vast majority of these cases – 17 of the 18 that we reviewed – the offeror did not provide financial statements in its Schedule TO or related amendments. In several instances, the offerors did not provide financial statements despite the fact that full subscription of their offers would have made them owners of substantially more shares of the issuer than Purchasers seek to acquire in this case. For example, in Crescent River Agriculture LLC’s October 2009 offer to purchase up to 45% of outstanding Class A Units (including previous holdings) of ML Macadamia Orchards, L.P., the offeror did not provide financial statements because, it stated, (1) the consideration consisted solely of cash, (2) the offer was not subject to financing conditions and (3) the offeror had sufficient cash available to purchase all shares offered for purchase. The tender offer materials did not address the potential ability of the offeror to control or influence management of the affairs of the target.

We also looked at prior comment letters on this point issued by the Commission Staff. In a number of cases, financial statements were not included in the tender offer statement on Schedule TO or related amendments despite suggestions by the Staff in initial comment letters regarding the filings that they should be included. Like the Purchasers, the offerors in these tender offers cited the facts that their offers consisted solely of cash, that their

Mr. David L. Orlic

U.S. Securities and Exchange Commission

September 15, 2014

offers were not conditioned on obtaining financing, and, in some cases, that there were external arrangements between offeror and issuer that would inhibit the offeror’s ability to exercise significant control or influence over the issuer, as reasons why the provision of financial information was immaterial to the offer.

In Trian Partners L.P.’s (“Trian”) November 2008 offer to purchase up to approximately 20% of Wendy’s/Arby’s Group, Inc. (“Wendy’s”) (including Trian’s previous holdings), the Staff requested that Trian include financial statements. Although three individuals affiliated with Trian served as directors of the Wendy’s board, Trian argued that financial statements were not material because the board would, subject to certain exceptions, continue to be comprised of at least a majority of independent directors for the next three years and any related party transactions would be approved by a committee comprised of independent directors. Trian was not required to provide financial statements. We believe Trian’s situation is analogous to that of the Purchasers. As described above, although the Purchasers are currently entitled to designate or nominate one director and would be entitled to designate or nominate an additional director following completion of the Offer (assuming the Offer is fully subscribed), the current directors of the Company would continue to control the management and affairs of the Company.

Given the facts and circumstances of the Offer, and in particular the terms of the Offer described above, the Filing Persons do not believe that the financial information of the Filing Persons is material to the decision of a holder of Shares to tender Shares in the Offer, and accordingly believe that such financial statements are not required to be reported in the Schedule TO.

Material Agreements, page 22

3.	We note disclosure that the material agreements and summaries thereof are not intended to provide factual information about the purchasers or the company and that the representations and warranties were made solely for the benefit of the parties. Please revise to remove any implication that the agreements do not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the last paragraph of the section of the Offer to Purchase titled “Material Agreements” has been revised. See paragraph 8 of the amendments to the Offer to Purchase set forth in Amendment No. 2.

Certain Conditions of the Offer, page 29

4.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise your disclosure to reflect this.

Response: In response to the Staff’s comment, the last paragraph of the section of the Offer to Purchase titled “Certain Conditions of the Offer” has been revised. See paragraph 11 of the amendments to the Offer to Purchase set forth in Amendment No. 2.

5.	The tender offer can be subject only to conditions that are based on objective criteria. Please revise the conditions in subparagraphs (iv) and (vi) to reflect this. Likewise, please revise the first sentence of the last paragraph of this section.

Response: In response to the Staff’s comment, the conditions in subparagraphs (iv) and (vi) on the cover page, the “Summary Term Sheet” and in the section titled “Certain Conditions of the Offer” have been revised. While the Filing Persons respectfully believe that the conditions included in the Offer to Purchase did reflect objective criteria, it is acknowledged that the language now included is more standard and more objective. See paragraphs 1, 2, 5, 6, 9, 10 and 11 of the amendments to the Offer to Purchase set forth in Amendment No. 2.

Mr. David L. Orlic

U.S. Securities and Exchange Commission

September 15, 2014

6.	Disclosure states that the conditions may be asserted by the bidders regardless of the circumstances giving rise to any such conditions. The tender offer can be subject only to conditions that are outside the bidders’ control. Please revise this disclosure accordingly.

Response: In response to the Staff’s comment, the Offer to Purchase has been revised. See paragraph 11 of the amendments to the Offer to Purchase set forth in Amendment No. 2.

*      *      *

The Companies acknowledge that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David L. Orlic

U.S. Securities and Exchange Commission

September 15, 2014

We hope that the foregoing, and the proposed revisions to the Schedule TO, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1333 or by email at TSNorwitz@wlrk.com.

Sincerely,

/s/ Trevor S. Norwitz

Trevor S. Norwitz

cc:	M. Allison Steiner, Esq.
Nightingale Onshore Holdings L.P.
Nightingale Offshore Holdings L.P.

EXHIBIT A

PROPOSED AMENDMENT NO. 2 TO SCHEDULE TO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

ELIZABETH ARDEN, INC.

(Name of Subject Company (Issuer))

NIGHTINGALE ONSHORE HOLDINGS L.P.

NIGHTINGALE OFFSHORE HOLDINGS L.P.

(Names of Filing Persons (Offerors))

NIGHTINGALE GP LLC

(Names of Filing Persons (General Partner of Offerors))

RHôNE CAPITAL IV L.P.

(Names of Filing Persons (Other Person))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

28660G106

(CUSIP Number of Class of Securities)

Nightingale Onshore Holdings L.P.

Nightingale Offshore Holdings L.P.

c/o Rhône Capital IV L.P.

630 Fifth Avenue, Suite 2710

New York, New York 10111

Attention: M. Allison Steiner

(212) 218-6700

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Trevor S. Norwitz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$109,514,221(1)	$14,105.44(2)

Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 6,442,013 shares of Elizabeth Arden, Inc. common stock by $17.00 per share, which is the offer price.

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014, issued August 30, 2013, equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,105.44	Filing Party:	Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P., Nightingale GP LLC, Rhône Capital IV L.P.
Form of Registration No.:	SC TO-T	Date Filed:	August 27, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on behalf of Nightingale Onshore Holdings L.P., Nightingale Offshore Holdings L.P. (together with Nightingale Onshore Holdings L.P., “Purchasers”) Nightingale GP LLC and Rhône Capital IV L.P. on August 27, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchasers to purchase up to 6,442,013 shares, constituting approximately 20% of the outstanding shares, of common stock, par value $0.01 per share (the “Shares”), of Elizabeth Arden, Inc., a Florida corporation (the “Company”) (including Shares underlying warrants held by Purchasers), as of the date and time of the expiration of the offer, at a purchase price of $17.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment is being filed on behalf of Purchasers, Nightingale GP LLC, and Rhône Capital IV L.P. Nightingale GP LLC is the general partner of Purchasers. All of the limited partnership interests in Purchasers are owned, directly or indirectly, by certain investment funds controlled by Rhône Capital IV L.P.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

Items 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

1. Clause (iv) of the second full paragraph on the cover page of the Offer to Purchase is hereby amended and restated as follows:

“(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (c) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the reasonable judgment of Purchasers, may adversely affect, the extension of credit by banks or other financial institutions;”

2. Clause (vi) of the second full paragraph on the cover page of the Offer to Purchase is hereby amended and restated as follows:

“(vi) the Company has not taken any actions or made any change in connection with its common stock, such as a split, combination, redemption, sale, new issuance or declaration or payment of a dividend or any other action that could reasonably be expected to be materially adverse to the interests of the Purchasers.”

3. The seventh paragraph under the section titled “Introduction” on page 9 of the Offer to Purchase is hereby amended and restated as follows:

“On September 8, 2014, the Company filed a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC in connection with the Offer, announcing that the Board of Directors is not expressing an opinion and is remaining neutral with respect to the Offer. We urge you to read the Schedule 14D-9.”

4. The second paragraph under the question “What does the Company’s Board of Directors think of the Offer?” in the “Summary Term Sheet” on page 5 of the Offer to Puchase is hereby amended and restated as follows:

“On September 8, 2014, the Company filed a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC in connection with the Offer, announcing that the Board of Directors is not expressing an opinion and is remaining neutral with respect to the Offer. We urge you to read the Schedule 14D-9.”

5. Clause (iv) of the paragraph under the question “What are the conditions to the Offer?” in the “Summary Term Sheet” on page 6 of the Offer to Purchase is hereby amended and restated as follows:

“(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (c) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the reasonable judgment of Purchasers, may adversely affect, the extension of credit by banks or other financial institutions;”

6. Clause (vi) of the paragraph under the question “What are the conditions to the Offer?” in the “Summary Term Sheet” on page 6 of the Offer to Purchase is hereby amended and restated as follows:

“(vi) the Company has not taken any actions or made any change in connection with its common stock, such as a split, combination, redemption, sale, new issuance or declaration or payment of a dividend or any other action that could reasonably be expected to be materially adverse to the interests of the Purchasers.”

7. The last paragraph of the section titled “Certain Information Concerning the Company” on page 18 of the Offer to Purchase is hereby deleted.

8. The second sentence of the second paragraph of the section titled “Material Agreements” on page 23 of the Offer to Purchase is hereby deleted and replaced with the following sentence:

“The representations and warranties and other provisions of such agreements should not be read alone, but instead should be read together with the information provided elsewhere in this Offer to Purchase and in the documents filed as exhibits to the Schedule TO.”

9. Clause (iv) of the section titled “Certain Conditions of the Offer” on page 30 of the Offer to Purchase is hereby amended and restated as follows:

“(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (c) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the reasonable judgment of Purchasers, may adversely affect, the extension of credit by banks or other financial institutions;”

10. Clause (vi) of the section titled “Certain Conditions of the Offer” on page 30 of the Offer to Purchase is hereby amended and restated as follows:

“(vi) the Company has not taken any actions or made any change in connection with its common stock, such as a split, combination, redemption, sale, new issuance or declaration or payment of a dividend or any other action that could reasonably be expected to be materially adverse to the interests of the Purchasers.”

11. The last paragraph of the section titled “Certain Conditions of the Offer” on page 30 of the Offer to Purchase is hereby amended and restated as follows:

“The satisfaction or existence of any of the conditions to the Offer will be determined by Purchasers in their sole discretion, acting reasonably. The foregoing conditions are for the sole benefit of Purchasers, may be asserted by Purchasers regardless of the circumstances giving rise to any such conditions. Purchasers may not assert that any condition to the Offer has not been satisfied if the circumstances giving rise to such condition having not been satisfied resulted from the action or inaction of Purchasers, Nightingale GP or Rhône Capital IV. Subject to the terms and conditions of applicable law, may be waived by Purchasers, in whole or in part, at any time and from time to time in its sole discretion at or prior to the Expiration Time. The failure by Purchasers at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the Expiration Time.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September [●], 2014

NIGHTINGALE ONSHORE HOLDINGS L.P.

By:	NIGHTINGALE GP LLC,
its General Partner

By:
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

NIGHTINGALE OFFSHORE HOLDINGS L.P.

By:	NIGHTINGALE GP LLC,
its General Partner

By:
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

NIGHTINGALE GP LLC

By:
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

RHôNE CAPITAL IV L.P.

By:	RHONE HOLDINGS IV L.L.C.,
its General Partner

By:
	Name:	Franz-Ferdinand Buerstedde
	Title:	Authorized Signatory

Exhibit Index

Exhibit	Exhibit Name
(a)(1)(A)*	Offer to Purchase, dated August 27, 2014.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*	Summary Newspaper Advertisement as published in The New York Times on 27.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Securities Purchase Agreement, dated as of August 19, 2014, by and between the Company and Purchasers, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(d)(2)	Articles of Amendment to the Amended and Restated Articles of Incorporation of Elizabeth Arden, Inc. Designating Series A Serial Preferred Stock, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(d)(3)	Form of Warrant, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(d)(4)	Shareholders Agreement dated as of August 19, 2014, by and between the Company and Purchasers, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on August 19, 2014.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*              Previously filed.